Item 77 I:  Terms of new or amended securities.
The Board of Trustees of the Trust approved a Plan of Distribution pursuant to Rule 12b-1 (the "MAPs 12b-1 Plan") under the Investment Company Act, as amended, on behalf of Class 3 shares of the Allocation Balanced Portfolio, the Allocation Growth Portfolio, the Allocation Moderate Growth Portfolio, and Allocation Moderate
Portfolio (each, a "Portfolio," and collectively, the "Managed
Allocation Portfolios").  The MAPs 12b-1 Plan was approved by Class
3 shareholders with respect to each Portfolio at a special joint meeting of shareholders held on July 12, 2016. Effective July 29, 2016, Class 3 shares of each Portfolio are subject to a service fee under the MAPs
12b-1 Plan at the annual rate of up to 0.25% of the average daily net assets of the class. Upon the effective date of the MAPs 12b-1 Plan, each Managed Allocation Portfolio's holdings in underlying portfolios converted from Class 3 shares to Class 1 shares of such underlying portfolios, which are not subject to any such service fees. A description of the Portfolio's Class 1 and Class 3 shares is included in the Trust's Registration Statement on Form N-1-A filed on July 19, 2016, which became effective on July 29, 2016 (SEC Accession No. 0001193125-16-651301).